UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

Information to be included in Statements filed pursuant to Rule 13d-1(b), (c)
and (d) and Amendments thereto filed pursuant to Rule 12d-2.

NATIONAL BANK OF GREECE S.A.

(Name of Issuer)

Ordinary shares, of nominal value  € 4.50 per share

(Title of Class of Securities)

633643408

(CUSIP Number)

November 24, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 633643408		Amendment No. 6	Page 1 of 4 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Public Company of Transferable Securities S.A. ("DEKA S.A.")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization The Hellenic Republic

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power None.

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person CO

13G
CUSIP No. 633643408		Amendment No. 6	Page 2 of 4 pages

Item 1.
	(a)	Name of Issuer: National Bank of Greece S.A.
	(b)	Address of Issuer’s Principal Executive Offices: 86 Eolou Street 10232 Athens, Greece

Item 2.
	(a)	Name of Person Filing: Public Company of Transferable Securities S.A. ("DEKA S.A.")
	(b)	Address of Principal Business Office: 37 Panepistimiou Street 10679 Athens, Greece
	(c)	Citizenship: Greek
	(d)	Title of Class of Securities: Ordinary Shares
	(e)	CUSIP Number: 633643408

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G/A is filed pursuant to Rule 13d-1(c).

13G
CUSIP No. 633643408	Amendment No. 6	Page 3 of 4 pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 0 ordinary shares
	(b)	Percent of class: 0%
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: None.
	(ii)	Shared power to vote or to direct the vote: None.
	(iii)	Sole power to dispose or to direct the disposition of: None.
	(iv)	Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.
☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

13G
CUSIP No. 633643408	Amendment No. 6	Page 4 of 4 pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2004
Date
/s/ GEORGIOS KOURIS
Signature
Mr. Georgios Kouris Chairman of the Board of Directors, DEKA S.A.
Name/Title